SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)1
GEVITY HR, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
374393106

(CUSIP Number)

Greg Hammond, Esq. TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577 (510) 352-5000	copies to: Craig D. Jacoby, Esq. Cooley Godward Kronish LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)
March 4, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	374393106	13D	Page	2	of	8	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TriNet Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,303,419

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,303,419

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,303,419

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.3%

14	TYPE OF REPORTING PERSON

	CO

Item 1. Security and Issuer
     The statement contained in this Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Gevity HR, Inc. (“Gevity HR”). The principal executive offices of Gevity HR are located at 9000 Town Center Parkway, Bradenton, FL 34202.
Item 2. Identity and Background
     This Schedule 13D is being filed by TriNet Group, Inc., a Delaware corporation (“TriNet Group”), a privately owned provider of payroll, benefits and human resource outsourcing services. The address of the principal office of TriNet Group is 1100 San Leandro Boulevard, Suite 300, San Leandro, CA 94577.
     Set forth in Schedule I to this Schedule 13D is the name, and present principal occupation or employment and citizenship of each of TriNet Group’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. During the past five years, neither TriNet Group nor, to TriNet Group’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither TriNet Group nor, to TriNet Group’s knowledge, any person named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.
     As of the date of this filing, GA TriNet, LLC (“GA TriNet”), an affiliate of General Atlantic LLC, a Delaware limited liability company (“GA LLC”), is TriNet Group’s majority stockholder and may be deemed to control TriNet. information regarding GA TriNet and GA LLC that is responsive to Items 2 through 6 of this Schedule 13D is contained in GA LLC’s Schedule 13-D/A filed on the date of filing of this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     Not applicable.
Item 4. Purpose of Transaction
     (a), (b) TriNet Group is a party to that certain Agreement and Plan of Merger, dated as of March 4, 2009 (the “Merger Agreement”), by and among Gevity HR, Gin Acquisition, Inc., a Florida corporation and a wholly-owned subsidiary of TriNet Group (“Merger Sub”), and TriNet Group. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub shall be merged with and into Gevity HR (the “Merger”) in accordance with the Florida Business Corporation Act. Following the Merger, the separate corporate existence of Merger Sub shall cease and Gevity HR shall continue as the surviving corporation and a wholly owned subsidiary of TriNet Group. Pursuant to and subject to the terms and conditions of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive $4.00 in cash.

3.

     Concurrently with the execution of the Merger Agreement, ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P. and Todd Bourell (each, a “ValueAct Shareholder,” and collectively, the “ValueAct Shareholders”) and TriNet Group entered into a Voting Agreement, dated as of March 4, 2009 (the “Voting Agreement”). The ValueAct Shareholders collectively own 13.3% of the outstanding shares of Gevity HR common stock. Under the Voting Agreement, the ValueAct Shareholders agreed to vote (or cause to be voted), in person or by proxy, all the shares of Gevity HR common stock held by the ValueAct Shareholders (i) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Gevity HR contained in the Merger Agreement or of the ValueAct Shareholders contained in the Voting Agreement, and (iii) except with the written consent of TriNet Group, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (A) any Acquisition Proposal (as defined in the Merger Agreement); or (B) any other action or proposal, involving Gevity HR or any subsidiary of Gevity HR that would reasonably be expected to prevent or materially impede, interfere with, delay, postpone or adversely affect the Merger or any other transaction contemplated by the Merger Agreement.
     Pursuant to the Voting Agreement, the ValueAct Shareholders also granted and appointed TriNet Group and certain officers of TriNet Group, in their capacities as such, as their irrevocable proxy and attorney-in-fact (with the full power of substitution and resubstitution) to vote the shares of Gevity HR common stock held by the ValueAct Shareholders as indicated in the Voting Agreement. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the date that is the earliest of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement in accordance with its terms, (iii) written notice of termination of the Voting Agreement by TriNet Group to the ValueAct Shareholders or (iv) the amendment of the Merger Agreement to provide for a reduction in the amount of the Merger Consideration or a change in the form of the Merger Consideration. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.
     (c) Not applicable.
     (d) On consummation of the Merger, the board of directors of the Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. On consummation of the Merger, the officers of the Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. TriNet Group will appoint each of the directors and officers of Merger Sub.
     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.
     (f) Upon consummation of the Merger, Gevity HR will become a wholly owned subsidiary of TriNet Group.
     (g) On consummation of the Merger, the Articles of Incorporation of Gevity HR will be amended and restated in its entirety to be identical to the Articles of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Gevity HR will remain Gevity HR, Inc.), and such Articles of Incorporation of Gevity HR, as so amended and restated,

4.

will be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with the Florida Business Corporation Act and such Articles of Incorporation. On consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the Florida Business Corporation Act, the Articles of Incorporation of Gevity HR and such Bylaws.
     (h) – (i) In connection with the consummation of the Merger, the Gevity HR common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq Global Select Market.
     (j) Other than as described above, TriNet Group currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) – (b) As a result of the Voting Agreement, TriNet Group may be deemed to be the beneficial owner of at least 3,303,419 shares of Common Stock, as of March 4, 2009. Such shares constitute approximately 13.3% of the issued and outstanding shares of Common Stock. TriNet Group also may be deemed to have shared voting power with respect to the foregoing shares with respect to those matters described above. However, TriNet Group is not entitled to any rights as a shareholder of Gevity HR with respect to the foregoing shares, and disclaims beneficial ownership of such shares.
     The two individuals listed on Schedule I to this Schedule 13D whose names are marked with an asterisk (the “GA Managing Directors”) are managing directors of GA LLC. As of the date of this filing, HR Acquisitions, LLC (“HR Acquisitions”), an affiliate of GA LLC, beneficially owns approximately 9.0% of the outstanding shares of Gevity HR’s common stock. In addition, GA TriNet, another affiliate of GA LLC and an affiliate of HR Acquisitions, is TriNet Group’s majority stockholder. Each GA Managing Director disclaims beneficial ownership of the shares owned by HR Acquisitions except to the extent of his pecuniary interest in them. To the knowledge of TriNet Group, other than as set forth above, no person listed on Schedule I to this Schedule 13D has an equity or other ownership interest in Gevity HR. Set forth on Schedule II to this Schedule 13D are the names of the ValueAct Shareholders and the number of shares of Common Stock beneficially owned by each such entity. Set forth on Schedule III to this Schedule 13D is, to the knowledge of TriNet Group, the respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is located conducted, of each person with whom TriNet Group shares the power to vote or to direct the vote or to dispose or direct the disposition of Common Stock.
     (c) TriNet Group has not purchased any shares of Common Stock in the past sixty days.
     (d) To the knowledge of TriNet Group, the ValueAct Shareholders have the right to receive, or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Gevity HR common stock beneficially owned by TriNet Group.
     (e) Not applicable.

5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in Item 4 above, to the best knowledge of TriNet Group, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Gevity HR, including, but not limited to, transfer or voting of any of Gevity HR’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

6.

Item 7. Material To Be Filed as Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of March 4, 2009 among Gevity HR, Inc., TriNet Group, Inc. and Gin Acquisition, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Gevity HR, Inc. on March 6, 2009).

2.2	Voting Agreement dated as of March 4, 2009 between TriNet Group, Inc. and the stockholders listed on the signature page thereto.
[signature page follows]

7.

Item 8. Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2009
(Date)

TRINET GROUP, INC.

/s/ Douglas P. Devlin
(Signature)

Douglas P. Devlin, Chief Financial Officer and Chief Operating Officer (Name/Title)

8.

Schedule I
Executive Officers and Directors of TriNet Group

Title, Present Principal Occupation
Name, Employer and Address	or Employment	Citizenship
Burton M. Goldfield TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	President, Chief Executive Officer and Director, TriNet Group, Inc.	U.S.A.

Steve Carlson TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Chief Information Officer, TriNet Group, Inc.	U.S.A.

Lisa Crosby TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Vice President of Benefits, TriNet Group, Inc.	U.S.A.

Douglas P. Devlin TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Chief Financial Officer and Chief Operating Officer, TriNet Group, Inc.	U.S.A.

Lyle DeWitt TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Vice President of Finance, TriNet Group, Inc.	U.S.A.

Greg Hammond, Esq. TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Chief Legal Officer, TriNet Group, Inc.	U.S.A.

Jack Midgley TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Vice President of Products, TriNet Group, Inc.	U.S.A.

Jay Pimentel, Esq. TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Associate General Counsel, TriNet Group, Inc.	U.S.A.

Steve Roop TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Vice President of Marketing, TriNet Group, Inc.	U.S.A.

Jim Smith TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Vice President of Operations, TriNet Group, Inc.	U.S.A.

Title, Present Principal Occupation
Name, Employer and Address	or Employment	Citizenship
Mike Triantos TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Vice President of Field Operations, TriNet Group, Inc.	U.S.A.

Martin Babinec TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Chairman, TriNet Group, Inc.	U.S.A.

H. Raymond Bingham* General Atlantic Service Company, LLC 228 Hamilton Avenue Palo Alto, CA 94301	Director, TriNet Group, Inc. Managing Director of General Atlantic LLC	U.S.A.

H. Lynn Hazlett TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Director, TriNet Group, Inc. Managing Partner of RxD Citrus Ltd. and AMI Bayshore Developer LLC, President of Bear Two, LLC, BBC Member Services LLC and Bay Side Resorts, LLC	U.S.A.

David C. Hodgson* General Atlantic Service Company, LLC 3 Pickwick Plaza Greenwich, CT 06830	Director, TriNet Group, Inc. Managing Director of General Atlantic LLC	U.S.A.

Anthony V. Martin TriNet Group, Inc. 1100 San Leandro Boulevard, Suite 300 San Leandro, CA 94577	Director, TriNet Group, Inc. Retired.	U.K.

Schedule II
Specified Stockholders and Percentage of Gevity HR Common Stock

	Number of Shares of	Percentage of
	Gevity HR Common	Outstanding
	Stock Beneficially	Gevity HR Shares
Specified Stockholder	Owned	Common Stock(1)
ValueAct Capital Master Fund, L.P.	2,985,426	12.1%
ValueAct Capital Master Fund III, L.P.	305,900	1.2%
Todd Bourell	12,093	0.1%

(1)	Based upon 24,690,272 shares of Common Stock.

Schedule III
Employment Information of Specified Stockholders

Specified Stockholder	Principal Occupation or Employment	Name and Address of Employer

TriNet Group, Inc.	leading provider of payroll, benefits and human resource outsourcing services	1100 San Leandro Boulevard Suite 300 San Leandro, CA 94577

ValueAct Shareholders	Venture capital and similar investments	435 Pacific Avenue, Fourth Floor San Francisco, CA 94133

Exhibit Index

Exhibit No.	Description
2.1	Agreement and Plan of Merger dated as of March 4, 2009 among Gevity HR, Inc., TriNet Group, Inc. and Gin Acquisition, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Gevity HR, Inc. on March 6, 2009).

2.2	Voting Agreement dated as of March 4, 2009 between TriNet Group, Inc. and the stockholders listed on the signature page thereto.